[redacted]

14041592

SECU... SION

Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
SEP 18 2014
WASH. DC SECTION
191

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SEC FILE NUMBER
8-41231

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/13 (MM/DD/YY) AND ENDING 07/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Dallas Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2905 Maple Avenue
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 North Central Expressway Suite, 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Camille Hays, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of First Dallas Securities, Inc., as of July 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHARITY A GOSWICK
NOTARY PUBLIC
State of Texas
Comm. Exp. 05/13/2017

Signature

President & CFO
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exception Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FIRST DALLAS SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JULY 31, 2014

CF ACCOUNTANTS CONSULTANTS

FIRST DALLAS SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JULY 31, 2014

FIRST DALLAS SECURITIES, INC.

CONTENTS

ACCOUNTANTS
CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
First Dallas Securities, Inc.

We have audited the accompanying statement of financial condition of First Dallas Securities, Inc. (the "Company") as of July 31, 2014, and the related statements of income, changes in stockholder equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Dallas Securities, Inc. as of July 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The supplementary information contained in Schedule I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in accordance with 17C.F.R.§ 240.17a-5. In our opinion, the supplementary information contained in Schedule I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
September 10, 2014

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

FIRST DALLAS SECURITIES, INC.
Statement of Financial Condition
July 31, 2014

ASSETS

Cash and cash equivalents	$ 853,815
Receivable from broker-dealers and clearing organizations	459,180
Other assets	2,157
	$ 1,315,152

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accrued expenses and other liabilities	$ 21,000
Due to Parent	86,926
	107,926
Stockholders' equity:	
Common stock, 1,000,000 shares authorized, with $.05 par value, 10,000 shares issue and outstanding	500
Additional paid-in capital	61,200
Retained earnings	1,145,526
Total Stockholders' equity	1,207,226
	$ 1,315,152

The accompanying notes are an integral part of these financial statements.

FIRST DALLAS SECURITIES, INC.
Statement of Income
For the Year Ended July 31, 2014

Revenues:	
Securities commissions	$ 4,472,377
Sales of Investment Company shares	318,864
Other income related to securities business	856,126
Interest income	1,122
	5,648,489
Expenses:	
Registered representatives commissions	1,179,759
Commissions and clearance paid all other brokers	255,185
Regulatory fees and expenses	55,661
Other expenses	3,920,695
Losses in error account	17,643
	5,428,943
Net income before income taxes	219,546
Provision for federal income taxes	65,192
Provision for state income taxes	27,804
Net Income	$ 126,550

The accompanying notes are an integral part of these financial statements.

FIRST DALLAS SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended July 31, 2014

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balances at July 31, 2013	$ 500	$ 61,200	$ 1,018,976	$ 1,080,676
Net income			126,550	126,550
Balances at July 31, 2014	$ 500	$ 61,200	$ 1,145,526	$ 1,207,226

The accompanying notes are an integral part of these financial statements.

FIRST DALLAS SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended July 31, 2014

Balance, at July 31, 2013	$	-0-
Increases		-0-
Decreases		-0-
Balance, at July 31, 2014	$	-0-

The accompanying notes are an integral part of these financial statements.

FIRST DALLAS SECURITIES, INC.
Statement of Cash Flows
For the Year Ended July 31, 2014

Cash flows from operating activities	
Net income	$ 126,550
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Changes in assets and liabilities:	
Decrease in receivable from broker-dealers and clearing organizations	13,714
Decrease in other assets	501
Decrease in amount due to Parent	(143,378)
Decrease in accrued expenses and liabilities	(2,400)
Net cash provided (used) by investing activities	(5,013)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net increase in cash and cash equivalents	(5,013)
Beginning cash and cash equivalents	858,828
Ending cash and cash equivalents	$ 853,815
Supplemental Disclosures	
Cash paid for:	
Income taxes	$ 86,367

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

First Dallas Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is registered with the SEC as a registered investment advisor. The Company is a Texas Corporation that is a wholly-owned subsidiary of First Dallas Holdings, Inc. (the "Parent"). Substantially all of the Company's business is conducted with customers located in the southwestern United States.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis.

Securities readily marketable are carried at fair value as determined by quoted market prices and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Money market funds are considered cash equivalents for the purposes of the statement of cash flows.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

The Company accounts for income taxes in accordance with the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification. Deferred tax assets and liabilities arising from temporary differences between book and tax basis are recognized using the enacted statutory tax rates and laws that will be in effect when such differences are expected to reverse.

Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. In the case of deferred tax assets, a reduction in deferred tax assets are recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company's federal and state tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At July 31, 2014, the Company had net capital of approximately $1,110,709 and net capital requirements of $250,000. The Company's ratio of aggregate indebtedness to net capital was .10 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Income Taxes

The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to (refundable from) the tax authority are recognized on the financial statements of the Parent who is the taxpayer for income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments to the Parent for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax return. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent.

Management evaluates income tax positions based on whether it is more likely than not the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the more likely than not threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Note 5 - Related Party Transactions

The Parent, pursuant a services agreement, provides all of the general administrative expenses for the Company. The Company paid or accrued to the Parent $1,508,378 in administrative fees, $1,660,000 in management fees, $65,192 in federal income taxes, $27,804 in Texas Franchise tax, and reimbursed $736,455 in operating expenses during the year ended July 31, 2014. The Company also paid the Parent $1,177,843 which the Parent, as a common paymaster, paid to licensed salesmen of the Company. At July 31, 2014, the Company owed the Parent $86,926 of which $4,926 relates to Federal income taxes and $28,361 relates to Texas Franchise tax.

The Company acted as the distributor for Hodges Fund ("Fund") until July 1, 2006 which is a series of Professionally Managed Portfolios managed by Hodges Capital Management, Inc. owned by the Parent. The Fund paid to the Company a fee at an annual rate of up to .25% of the average daily net assets of the Fund as reimbursement for, or in anticipation of, expenses incurred for distribution-related activity. These fees were $853,315 for the year ended July 31, 2014.

Note 6 - Concentration of Credit Risk

The Company maintains deposits in excess of federally insured limits at various times during the year ended July 31, 2014. The risk is managed by maintaining all deposits in high quality institutions.

Note 7 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At July 31, 2014, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

July 31, 2014

Schedule I

FIRST DALLAS SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of July 31, 2014

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital	$ 1,207,226
Add:	
Other deductions or allowable credits	--
Total capital and allowable subordinated liabilities	1,207,226
Deductions and/or charges	
Non-allowable assets:	
Receivables non-allowable	(83,100)
Other deductions and/or charges	(10)
Net capital before haircuts on securities positions	1,124,116
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	
Other securities	(13,407)
Net capital	$ 1,110,709

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accrued expenses and other liabilities	$ 21,000
Due to Parent	86,926
Total aggregate indebtedness	$ 107,926

Schedule I (continued)

FIRST DALLAS SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of July 31, 2014

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 7,195
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 250,000
Net capital in excess of required minimum	$ 860,709
Excess net capital at 1000%	$ 1,099,916
Ratio: Aggregate indebtedness to net capital	.10 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

FIRST DALLAS SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of July 31, 2014

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: First Clearing Corporation

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended July 31, 2014

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S EXEMPTION REPORT

To the Board of Directors
First Dallas Securities, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* First Dallas Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which First Dallas Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and *(b)* First Dallas Securities, Inc. stated that First Dallas Securities, Inc. met the identified exemption provisions throughout the period from June 1, 2014 to July 31, 2014 without exception. First Dallas Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Dallas Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., L.L.P.
CF & Co., L.L.P.

Dallas, Texas
September 10, 2014

First Dallas Securities

Robert Kerch
Chief Compliance Officer

August 18, 2014

RE: SEC Rule 15c3-3(k)(2)(ii)

To Whom It May Concern:

To the best of our knowledge, First Dallas Securities, Inc., has met the specific exemption relied upon under Rule 15c3-3(k) (2) (ii) that all customer transactions are cleared through First Clearing an affiliate of Wells Fargo & Company on a fully disclosed basis for the period June 1, 2014 through July 31, 2014 without exception.

Sincerely,

Robert Kerch

Chief Compliance Officer

Report of Independent Registered Public Accounting Firm

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended July 31, 2014

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT ON THE SIPC ANNUAL ASSESMENT

To the Board of Directors
First Dallas Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended July 31, 2014, which were agreed to by First Dallas Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority and SIPC, solely to assist you and the other specified parties in evaluating First Dallas Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Management is responsible for First Dallas Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended July 31, 2014 with the amounts reported in Form SIPC-7 for the year ended July 31, 2014 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
September 10, 2014

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 7/31, 20 14

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-041231 FINRA JUL 6/12/1989
FIRST DALLAS SECURITIES INC
2905 MAPLE AVENUE
DALLAS, TX 75201

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert Kerch 214-665-9126

2. A. General Assessment (item 2e from page 2) $ 11038.63

B. Less payment made with SIPC-6 filed (exclude interest) (6166.82)

2/20/2014
Date Paid

C. Less prior overpayment applied (0.00)

D. Assessment balance due or (overpayment) 4871.81

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum 0.00

F. Total assessment balance and interest due (or overpayment carried forward) $ 4871.81

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4871.81

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FIRST DALLAS SECURITIES
(Name of Corporation, Partnership or other organization)

Robert Kerch
(Authorized Signature)

Dated the 28th day of AUGUST, 20 14.

CCO & FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 8/1, 20 13
and ending 7/31, 20 14

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5648490
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	965255
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	255186
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): FINRA Rebate Income (Deductions in excess of $100,000 require documentation)	1482
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 11113	
Enter the greater of line (i) or (ii)	11113
Total deductions	1233036
2d. SIPC Net Operating Revenues	$ 4415454
2e. General Assessment @ .0025	$ 11038.63 (to page 1, line 2.A.)